Report to Shareholders
(all amounts in US$ unless otherwise noted)

Significant events during the most recent quarter:

•	Washington Group International awarded site development and contract mining services for the Cerro San Pedro project.

•	Acquisition of Glamis Gold Ltd.’s royalty on the Cerro San Pedro project.

•	Construction commences at Cerro San Pedro.

•	Land surface rights challenged at Cerro San Pedro.

MEXICO – Cerro San Pedro Project (100%)

In December 2003, Metallica awarded Washington Group International, Inc. a contract to provide site development, pre-stripping and contract mining services for Metallica’s Cerro San Pedro gold and silver project in central Mexico. The contract has an estimated value of $105 million over the project’s currently estimated 8.3-year mine life. In addition, Metallica has entered into a contract with The Industrial Company (“TIC”) of Steamboat Springs, Colorado, to provide engineering, procurement and construction management services for construction of the mine facilities. TIC has extensive experience constructing facilities similar to those at the Cerro San Pedro project.

In March 2004, Metallica acquired a sliding scale net smelter return royalty that had been retained by Glamis as part of Metallica’s purchase of Glamis’ 50% interest in the Cerro San Pedro project in February 2003. The payment terms were $2.25 million for the royalty, with Metallica agreeing to prepay the remaining $5.0 million of production-based payments owed to Glamis pursuant to the February 2003 acquisition agreement. Metallica has now completed all of its payment obligations to Glamis under the acquisition agreement. The updated project economics are as follows:

					Cash
Gold	Silver	NPV @ 0%	NPV @ 5%		Operating	Total
($/oz)	($/oz)	(millions)	(millions)	IRR	Cost/oz*	Cost/oz*
$375	$5.77	$81.1	$63.3	38.3%	$159	$213
$400	$6.15	$105.8	$77.6	45.5%	$150	$204
$425	$6.54	$122.2	$90.8	52.0%	$141	$196

•	Cash operating cost per ounce and total cost per ounce are net of silver credits. Total cost per ounce includes the Newmont 1.95% royalty, reclamation costs and amortization of capital.

Construction of the Cerro San Pedro project began in the first quarter of 2004. Approximately 200 employees and contractors are currently on site working on the project. Of these 200 employees, both Metallica’s wholly owned subsidiary Minera San Xavier S.A. de C.V. (“MSX”) and its contractors are proud that essentially all are Mexican nationals. The training of the equipment operators has occurred in conjunction with the clearing and grubbing of the plant site and the development of plant, ponds and pad locations. Additionally, power and water to the plant site are in the process of being finalized. As of the end of March approximately $5.1 million, of the total estimated project and working capital requirement of $31.2 million, has been incurred on the project during 2004, which is on budget. The mine is projected to produce an average of 90,500 ounces of gold and 2.1 million ounces of silver per year over its currently estimated 8.3-year mine life. Production is planned to commence in the fourth quarter of 2004.

In April 2004, MSX received notice that the Agrarian Court in San Luis Potosi, Mexico, has found in favor of a contesting group and nullified the lease agreement that MSX had entered into in 1997 with the Ejido of Cerro San Pedro for surface rights at its Cerro San Pedro project. The Agrarian Court did not rule that MSX had to either cease construction of the project or vacate the land. The Agrarian Court recently issued MSX a stay of execution, which has the effect of continuing MSX’s legal access to the ground pending the ruling in a Federal Court of an appeal of the Agrarian Court’s decision filed by both MSX and the original ejido members. Once the appeal in the Federal Court has been heard it will then proceed to issue a ruling. It is expected this ruling will occur no later than October, between now and the time of the ruling the stay of execution will remain in place. In addition to the legal appeal, MSX is pursuing all other means available to it in order to establish secure land tenure. In the event that the Agrarian Court decision is upheld in the Federal Court, and in the event that the pursuit of alternative remedies is unsuccessful, MSX will be required to negotiate a new lease agreement for surface rights with the contesting group.

MSX is in the process of finalizing a number of operating and other permits as well as satisfying annual renewal of yet other permits with governmental and regulatory authorities. These permits include, but are not limited to, annual renewal of the Municipal Construction/Operating permit, which has been renewed annually for the past four years; receipt of the blasting operations permit and annual renewals thereafter; receipt of the highway overpass permit in order to construct the haul road; annual renewal of the water rights titles and receipt of the environmental license that is issued at the commencement of production. MSX currently is in compliance with all of its existing permits and confident that it will happen receive all permits necessary to operate and construct the mine; however, receipt of all of these permits in a timely manner cannot be guaranteed. The mining industry around the globe faces legal and political challenges from those persons opposed to mining. The Cerro San Pedro project is no exception; however, MSX benefits from the strong support from the local villages and a good working relationship with the various regulatory agencies and state and federal officials.

As frustrating as the legal and political hurdles may be, I am personally confident that they will be resolved in favor of MSX and the mine will be developed.

CHILE – El Morro Project (100%)

The El Morro copper-gold porphyry project consists of the La Fortuna and El Morro target areas and is located along one of the most prolific copper belts in Chile. Metallica and Noranda entered into a joint venture agreement in September 1999 whereby Noranda could earn a 70% interest in the El Morro project. Noranda has already spent in excess of $10 million on the project, which is the exploration expenditure required to be spent by September 2005. In addition to the exploration expenditures, Noranda must make a cash payment to Metallica of $10 million by September 2005 in order to earn its 70% interest. Additionally, the joint venture agreement requires that Noranda must:

•	Complete a bankable feasibility study by September 2007.

•	Finance 70% of Metallica’s 30% share of the project development costs, if requested by Metallica. These funds will be supplied at 1% above Noranda’s financing cost.

Noranda has calculated the following inferred mineral resource estimate for the La Fortuna area of the El Morro project in 2002:

Cutoff
Grade	Tonnes	Copper	Gold	Copper lbs	Gold oz
(% Cu)	(000)	(%)	(g/t)	(billions)	(millions)
0.3	590,000	0.56	0.46	7.3	8.7
0.4	465,000	0.61	0.50	6.2	7.4
0.5	340,000	0.67	0.51	5.0	5.6

The La Fortuna area mineral resource estimate was completed in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. The resource estimate was prepared by Noranda under the supervision of John Sullivan, former Director of the El Morro project, and Stanley Clemmer, Senior International Geologist, both of Noranda Chile Ltda., the Qualified Person as that term is defined in National Instrument 43-101.

The La Fortuna mineral resource is considered to be open both to the north and at depth. One core hole, DDHF-39, extends 325 meters below the base of the current resource estimate and averages 0.55% copper and 0.46 grams of gold per tonne over the lower 325 meters.

Noranda has informed Metallica that it intends to spend approximately $1.7 million on the El Morro project in 2004. This includes an 8,000-meter diamond-drilling program scheduled for the fourth quarter of 2004. Noranda continues to be obligated to maintain the property in good standing and fund all holding and exploration costs until it either makes the $10 million payment to Metallica that is due on or before September 14, 2005, or forfeits its option to earn a 70% interest in the project.

Metallica continues to evaluate and pursue new exploration and mining opportunities as well as progressing exploration on ground already controlled by Metallica.

As always, I appreciate the continued support of your Company.

On behalf of the Board of Directors,

Richard J. Hall
President and Chief Executive Officer
May 10, 2004

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of the Company for the three months ended March 31, 2004 and 2003 should be read in conjunction with the consolidated financial statements and the related notes for the three months then ended and in conjunction with management’s discussion and analysis for the year ended December 31, 2003. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars.

Financial Results of Operations

The Company reported a loss of $0.69 million ($0.01 per share) for the three months ended March 31, 2004 as compared to a loss of $0.36 million ($0.01 per share) for the three months ended March 31, 2003. The increase in loss of $0.33 million in the current period is primarily due to higher foreign exchange losses, which were partially offset by higher interest earnings on invested cash balances.

Interest income for the three months ended March 31, 2004 increased by $0.30 million when compared to the prior period and is due to higher invested cash balances resulting from net proceeds of $61.31 million from the Company’s December 2003 public offering. Interest income is expected to decrease through the end of 2004 as the Company’s cash balances are used to construct the mine at Cerro San Pedro.

Income from option payments represents cash received in January 2004 from the Company’s agreement to sell its Mara Rosa project in Brazil. An additional $0.10 million was received by the Company in April 2004.

General and administrative expenses increased by $0.08 million in the current period due to higher stock exchange annual fees of $0.03 million and higher administrative costs attributable to the Company becoming the operator of its Cerro San Pedro project in February 2003. The Company anticipates that its level of general and administrative expenditures in future quarters will increase slightly over current levels due to the hiring of two additional employees in the second quarter of 2004.

Stock compensation expense results from the Company’s January 1, 2004 adoption of the revised Canadian Institute of Chartered Accountants Section 3870 – “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation as described in Note 5(c) to the interim consolidated financial statements. The $0.05 million increase in stock compensation expense in 2004 results from the adoption of this standard.

Interest expense for 2004 and $82,719 of interest expense for 2003 represents interest accretion on acquisition debt resulting from the Company’s acquisition of Glamis Gold Ltd.’s (“Glamis”) 50% interest in the Cerro San Pedro project. The final $6.0 million acquisition debt payment was made on February 10, 2004.

The increase in foreign exchange loss of $0.59 million for 2004 results primarily from unrealized losses associated with holding significant cash balances in Canadian dollars during the quarter (Cdn$80.95 million at December 31, 2003 and Cdn$54.71 million at March 31, 2004), and a weakening of the Canadian dollar relative to the U.S. dollar during the current period. The Cdn$/US$ exchange rate at December 31, 2003 was 1.2946 as compared to 1.3081 on March 31, 2004. As of May 3, 2004, the Canadian dollar had weakened further to an exchange rate of 1.3723, resulting in a year-to-date foreign exchange loss on Canadian dollar cash balances of approximately $2.07 million. The majority of the Company’s assets, liabilities and operations in 2003 were denominated in U.S. dollars, resulting in an insignificant foreign exchange gain for 2003.

The provision for income taxes increased by $0.05 million in 2004 as compared to the preceding period, and results from a valuation allowance of $0.05 million on Canadian withholding taxes on interest earnings from a foreign subsidiary.

Liquidity and Capital Resources

The Company’s cash and cash equivalents decreased by $18.40 million for the three months ended March 31, 2004 as compared to an increase in cash and cash equivalents for the three months ended March 31, 2003 of $7.01 million. The increase in cash outflows of $25.41 million in the current period is primarily due to $13.25 million of payments to Glamis in 2004 pursuant to the acquisition agreement for its 50% interest in the Cerro San Pedro project, and an increase in development expenditures on the Cerro San Pedro project in 2004 of $3.84 million. In addition, the Company did not have any equity offerings in 2004, whereas in 2003 the Company received net proceeds of $9.47 million from a March 2003 private placement.

The Company made a $6.0 million acquisition debt payment to Glamis on February 10, 2004. In addition, the Company made a payment to Glamis for $7.25 million on March 24, 2004 to acquire the sliding scale net returns royalty that was retained by Glamis when it sold its 50% interest in the Cerro San Pedro project to the Company in February 2003, and to prepay the remaining $5.0 million of contingent production payments owed to Glamis pursuant to the acquisition agreement. The Company has now completed all of its payment obligations to Glamis resulting from its acquisition of MSX.

Construction of the Cerro San Pedro project began in February 2004. The Company has spent approximately $3.81 million on project construction during 2004 and estimates that total project construction will cost approximately $28.2 million, plus $3.0 million for working capital. The remaining project construction expenditures are expected to be incurred during 2004.

The Company received $0.40 million of proceeds from the exercise of compensation warrants in 2004 as compared to nil warrant proceeds in the preceding period. The warrants were issued in connection with the March 2003 private placement and were exercisable at Cdn$1.50 per share. The Company also received $0.25 million of proceeds from the exercise of common share options in 2004 as compared to nil options exercised in the preceding period.

Outlook

The Company’s focus for 2004 will continue to be the construction of its Cerro San Pedro heap-leach gold and silver project in central Mexico. Construction began in February 2004 and is expected to take approximately nine months to complete at a total cost of approximately $28.2 million, plus $3.0 million for project working capital. In March 2004, the Company entered into an agreement with the principal mine contractor to provide mine construction services. The contract provides for estimated aggregate payments of $18.58 million through 2004. The mine is expected to make its first gold pour by the end of 2004, with commercial production commencing in 2005. Washington Group International prepared a feasibility study for the project in September 2003 in accordance with Canadian Securities Administrators National Instrument 43-101. The feasibility study estimates average annual production for the Cerro San Pedro project of 90,500 ounces of gold and 2.1 million ounces of silver over its estimated 8.3-year mine life.

The Company has received notice that an Agrarian Court in San Luis Potosi, Mexico, has found in favor of a contesting group and nullified a lease agreement of the Company’s wholly owned subsidiary, Minera San Xavier, S.A. de C.V., for surface rights at its Cerro San Pedro project. The Agrarian Court did not rule that MSX had to either cease construction of the project or vacate the land and, accordingly, construction of the project will continue as the Company seeks other remedies and appeals the decision. A federal court has recently issued a stay of execution of the Agrarian Court decision, pending resolution of the appeals. In the event that the Agrarian Court decision is upheld in the federal court, and in the event that the Company is unsuccessful in its pursuit of alternative remedies, the Company may be required to negotiate a new lease agreement for surface rights with the contesting group. There are no assurances that these negotiations would be successful.

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks and uncertainties and other factors, including those described under the heading “Risk Factors” in the Company’s latest Annual Report on Form 20-F, which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; risks of liability for environmental damage; and risks associated with international business operations. As well, the Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. These include a lawsuit relating to the validity of its lease agreement for access to surface rights at the proposed mine site. In the event of an adverse outcome from certain of these lawsuits, the Company’s ability to complete construction and operate this mine could be impaired. The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction permit, receipt of a blasting operations permit and annual renewals thereafter, receipt of a highway overpass building permit, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company is currently in full compliance with its existing permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend project construction or operations. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Balance Sheets
(unaudited) U.S. dollars

	March 31,	December 31,
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$47,709,044	$66,110,056
Value-added tax and other current assets	1,515,868	415,878

	49,224,912	66,525,934
Mineral properties and deferred expenditures (Note 3)	38,945,111	26,574,390
Fixed assets	445,911	234,863
Other assets	18,611	18,661

Total assets	$88,634,545	$93,353,848

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,564,460	$597,771
Reclamation and closure cost obligation	17,087	29,796
Note payable	—	200,100
Acquisition debt (Note 3)	—	5,959,740

	1,581,547	6,787,407
Reclamation and closure cost obligation (Note 4)	111,488	—

Total liabilities	1,693,035	6,787,407
Shareholders’ equity (Note 5):
Share capital – 82,473,385 common shares (2003:81,763,885)	107,533,533	106,786,049
Warrants	7,373,839	7,469,578
Stock options	820,200	6,675
Deficit	(28,786,062)	(27,695,861)

	86,941,510	86,566,441

Total liabilities and shareholders’ equity	$88,634,545	$93,353,848

Contingencies (Note 6)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Statements of Operations and Deficit
(unaudited) U.S. dollars

	Three Months Ended March 31,
	2004	2003
Interest income	$316,926	$16,270
Income from option payments	100,000	—

	416,926	16,270
General and administrative expense	290,556	208,466
Exploration expense	69,333	58,234
Reclamation and closure costs	12,500	—
Stock-based compensation expense (Note 5(c))	51,604	3,961
Interest expense	40,260	86,637
Write-down of mineral properties and deferred expenditures	—	22,600
Foreign exchange loss (gain)	587,903	(2,289)

	1,052,156	377,609

Loss before income taxes	(635,230)	(361,339)
Income tax provision	54,356	2,800

Loss for the period	(689,586)	(364,139)

Deficit at beginning of period as previously reported	(27,695,861)	(25,980,314)
Stock-based compensation expense (Note 5(c))	(400,615)	—

Deficit at beginning of period as restated	(28,096,476)	—

Deficit at end of period	$(28,786,062)	$(26,344,453)

Basic and diluted loss per share	$(0.01)	$(0.01)

Weighted average number of common shares outstanding	81,819,335	34,693,611

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165,
Centennial, Colorado 80112 USA
Telephone: (303) 796-0229; Facsimile: (303) 796-0265
Toll Free: 1-888-933-0313 (Canada and USA)
E-mail: metallica@metal-res.com
website: www.metal-res.com
Share Listings: TSX: MR; AMEX: MRB

Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood, Suite 165
Centennial, Colorado 80112 USA

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Statements of Cash Flows
(unaudited) U.S. dollars

	Three Months Ended March 31,
	2004	2003
Cash Flows Provided From (Used in) Operating Activities
Loss for the period	$(689,586)	$(364,139)
Non-cash items:
Depreciation and amortization	2,658	2,369
Reclamation and closure costs	12,500	—
Stock-based compensation expense	51,604	3,961
Interest expense	40,260	82,719
Common share contribution to retirement plan	—	5,468
Write-down of mineral properties and deferred expenditures	—	22,600
Foreign exchange loss (gain) on foreign cash held	587,903	(2,289)
Cash provided by (used for) working capital and other assets:
Value-added tax and other current assets	(1,099,990)	(10,559)
Accounts payable and accrued expenses	177,344	71,845
Payment of reclamation and closure cost obligation	(25,209)	(41,607)

	(942,516)	(229,632)
Cash Flows (Used in) Investing Activities
Mineral properties and deferred expenditures	(3,847,239)	(304,118)
Mineral property acquisition costs, net of cash acquired	(5,000,000)	(1,921,933)
Payment to acquire royalty	(2,250,000)	—
Payments to acquire fixed assets	(224,999)	(6,779)

	(11,322,238)	(2,232,830)
Cash Flows Provided From (Used in) Financing Activities
Common shares and warrants issued for cash, net of issue costs	—	9,472,333
Repayment of acquisition debt	(6,000,000)	—
Repayment of note payable	(200,100)	—
Proceeds from exercise of warrants	400,230	—
Proceeds from exercise of stock options	251,515	—

	(5,548,355)	9,472,333

Foreign Exchange (Loss) Gain on Foreign Cash Held	(587,903)	2,289

Increase (decrease) in cash and cash equivalents	(18,401,012)	7,012,160
Cash and cash equivalents, beginning of period	66,110,056	4,520,886

Cash and cash equivalents, end of period	$47,709,044	$11,533,046

Cash and Cash Equivalents Consist of:
Cash on hand and balances with banks	$2,703,202	$658,672
Short-term investments	$45,005,842	$10,874,374
Non-cash Investing and Financing Activities:
Value of stock options capitalized as mineral properties and deferred expenditures	$361,306	$—
Non-cash Financing and Operating Activities:
Common shares issued to reduce retirement plan obligation	$—	$5,468
Interest Payments	$—	$7,920

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(A Development Stage Company)

Notes to Consolidated
Statements of Cash Flow
(unaudited) U.S. dollars

1. Basis of Presentation

The interim consolidated financial statements of Metallica Resources Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2003. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003 with the exception that on January 1, 2004, the Company adopted the fair value method of accounting for stock-based compensation. The impact of adoption is set out in note 5(c).

2. Nature of Operations

The Company’s operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties, primarily in Mexico and South America. The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2004.

3. Mineral Properties and Deferred Expenditures

	Cerro San		MIMK and
	Pedro,	El Morro,	other projects,
	Mexico	Chile	Chile	Total
Balance at December 31, 2003	$25,468,520	$1,039,589	$66,281	$26,574,390
Mineral properties	—	—	7,820	7,820
Deferred expenditures	5,084,734	—	28,167	5,112,901
Acquisition costs	5,000,000	—	—	5,000,000
Purchase of royalty	2,250,000	—	—	2,250,000

Balance at March 31, 2004	$37,803,254	$1,039,589	$102,268	$38,945,111

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s (“Glamis”) 50% equity interest in Minera San Xavier, S.A. de C.V. (“MSX”) for $18 million, less 50% of MSX’s working capital deficit at closing of $58,832. As a result of the purchase, MSX became a wholly owned subsidiary of the Company. MSX’s principal asset is a 100% ownership interest in the Cerro San Pedro gold and silver project located in the State of San Luis Potosi, Mexico. The acquisition of Glamis’ 50% equity interest in MSX was a business combination accounted for as a purchase transaction. The purchase price included a contingent payment for $2.5 million payable upon commencement of commercial production and an additional contingent payment for $2.5 million due one year from commencement of commercial production. In addition, the purchase agreement provided for Glamis to retain a net returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Cerro San Pedro project as follows:

Net Returns
Gold Price Per Ounce	Royalty
Less than $325	0.0%
$325.00 to $349.99	0.5%
$350.00 to $374.99	1.0%
$375.00 to $399.99	1.5%
$400.00 or above	2.0%

On March 24, 2004, the Company acquired the net returns royalty from Glamis for $2.25 million and paid the remaining $5.0 million of contingent payments owed to Glamis. The royalty purchase price of $2.25 million has been allocated to deferred expenditures and the $5.0 million of contingent payments have been allocated to mineral properties. In addition, on February 10, 2004, the Company made a $6.0 million acquisition debt payment to Glamis as part of its acquisition of MSX. The Company has now completed all of its payment obligations to Glamis resulting from its acquisition of MSX.

4. Reclamation and Closure Obligation

The Company has adopted the new accounting standard for asset retirement obligations, Canadian Institute of Chartered Accountants Section 3110. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An accretion component is charged each period to reflect interest on the fair value of the liability. At March 31, 2004, the Company estimated a fair value of $111,488 for its future reclamation obligation at the Cerro San Pedro project.

5. Share Capital

a) Common shares issued and outstanding

	Shares	Amount
Balance at December 31, 2003	81,763,885	$106,786,049
Exercise of stock options for cash	355,000	251,515
Exercise of warrants for cash	354,500	400,230
Value of warrants exercised	—	95,739

Balance at March 31, 2004	82,473,385	$107,533,533

b) Warrants

As of March 31, 2004, the Company has outstanding warrants to purchase 24,399,000 common shares as follows:

	Exercise	Outstanding		Outstanding
	Price	at December		at March
Expiry Date	(Cdn$)	31,2003	Exercised	31,2004
March 11, 2004	$1.50	353,500	353,500	—
March 11, 2005	$2.00	5,050,000	1,000	5,049,000
December 11, 2008	$3.10	19,350,000	—	19,350,000

		24,753,500	354,500	24,399,000

c) Stock Options

As of March 31, 2004, the Company has outstanding stock options to purchase 2,845,250 common shares as follows:

	Weighted
	Average
	Exercise Price	Number	Amount
	(Cdn$)	Outstanding	(US$)
Balance at December 31, 2003 as previously reported	$1.12	2,800,250	$6,675
Stock-based compensation expense	—	—	400,615

Balance at January 1, 2004 as restated	$1.12	2,800,250	407,290
Granted	2.39	400,000	412,910
Exercise of options (granted prior to January 1, 2002)	0.94	(355,000)	—

Balance at March 31, 2004	$1.32	2,845,250	$820,200

Exercisable at March 31, 2004	$1.16	2,001,916

Effective January 1, 2004, the Company adopted the revised Canadian Institute of Chartered Accountants Section 3870 – “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation expense on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price on the date of grants. Under the new guideline, stock-based compensation expense would have been increased by $339,367 and $61,248 for the years ended December 31, 2003 and 2002, respectively. The adoption of this new guideline resulted in a cumulative increase of $400,615 to deficit and options at January 1, 2004.

The pro forma effect on loss for the period, and basic and diluted loss per share, for the three-month period ended March 31, 2003, had the Company followed the fair value method of accounting for stock-based compensation, is as follows:

Three Months Ended March 31, 2003
Loss for the period	$364,139
Compensation expense	144,844

Pro forma loss for the period	$508,983

Basic and diluted loss per share:
As reported	$0.01
Pro forma	$0.01

The fair value of stock options used to calculate stock compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2004	2003
Risk free interest rate (Canada)	3.3% to 3.5%	4.2%
Expected dividend yield	0.0%	0.0%
Expected price volatility of the Company’s common shares	70% to 71%	87%
Expected life of option	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

6. Contingencies

a) The Company has received notice that an Agrarian Court in San Luis Potosi, Mexico, has found in favor of a contesting group and nullified a lease agreement of MSX for surface rights at its Cerro San Pedro project. The Agrarian Court did not rule that MSX had to either cease construction of the project or vacate the land and, accordingly, construction of the project will continue as the Company seeks other remedies and appeals the decision. A federal court has recently issued a stay of execution of the Agrarian Court decision, pending resolution of the appeals. In the event that the Agrarian Court decision is upheld in the federal court, and in the event that the Company is unsuccessful in its pursuit of alternative remedies, the Company may be required to negotiate a new lease agreement for surface rights with the contesting group. There are no assurances that these negotiations would be successful.

b) The Company has certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction permit, receipt of a blasting operations permit and annual renewals thereafter, receipt of a highway overpass building permit, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company is currently in full compliance with its existing permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend project construction or operations.